October 21, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: HIVE BLOCKCHAIN TECHNOLOGIES LTD

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		November 10, 2022
Record Date for Voting (if applicable) :		November 10, 2022
Beneficial Ownership Determination Date :		November 10, 2022
Meeting Date :		December 20, 2022
Meeting Location (if available) :		Vancouver, BC
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON SHARES	43366H704		CA43366H7040

Sincerely,

Computershare

Agent for HIVE BLOCKCHAIN TECHNOLOGIES LTD